Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2013 (the “2013 Form 18-K”). To the extent that the information included in this section differs from the information set forth in the 2013 Form 18-K, you should rely on the information in this section.

The Economy

Legal and Political Reforms

On February 16, 2015, a statement made by Pedro Joaquín Coldwell, Mexico’s Secretary of Energy, pursuant to the Décimo Cuarto Transitorio (Fourteenth Transitory Article) of the Ley de la Comisión Federal de Electricidad (Federal Commission of Electricity Law) was published in the Diario Oficial de la Federación (Official Gazette of the Federation). In this statement, Coldwell declared that the Board of Directors of the Comisión Federal de Electricidad (Federal Commission of Electricity, or CFE), established on January 27, 2015, contains the adequate mechanisms for oversight, transparency and accountability required under the Federal Commission of Electricity Law.

Prices and Wages

During 2014, consumer inflation (as measured by the change in the national consumer price index) was 4.1%, 0.1 percentage points higher than consumer inflation during 2013. This was due to the implementation of recent tax reforms, the effect of which began to diminish in November 2014.

Interest Rates

On February 24, 2015, the 28-day Cetes rate was 3.3% and the 91-day Cetes rate was 3.3%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.4% as of December 31, 2014, a 0.5 percentage point decrease from the rate registered on December 31, 2013.

As of December 31, 2014, the total economically active population in Mexico older than 15 years of age consisted of 52.1 million individuals, while the unemployed population in Mexico older than 15 years of age consisted of 2.3 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2014:

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%

Total	2,284,602	100%	1,392,328	61%	892,274	39%

15-24 years	841,764	37%	495,719	36%	346,045	39%

25-44 years	1,044,642	46%	594,649	43%	449,993	50%

45-64 years	360,364	16%	270,320	19%	90,044	10%

65+ years	37,832	2%	31,640	2%	6,192	1%

Source: INEGI

Unemployment has been, and continues to be, particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth the unemployment rate and the total unemployed population in Mexico by state as of December 31, 2014:

	Unemployment Rate %	Population
Aguascalientes	5.5	1,270,174
Baja California	4.7	3,432,944
Baja California Sur	6.0	741,037
Campeche	2.6	894,136
Coahuila	5.3	2,925,594
Colima	5.0	710,982
Chiapas	2.9	5,186,572
Chihuahua	4.3	3,673,342
Distrito Federal	6.0	8,874,724
Durango	5.5	1,746,805
Guanajuato	4.2	5,769,524
Guerrero	2.1	3,546,710
Hidalgo	3.6	2,842,784
Jalisco	4.9	7,838,010
México	5.3	16,618,929
Michoacán	4.0	4,563,849
Morelos	3.3	1,897,393
Nayarit	4.5	1,201,202
Nuevo León	4.1	5,013,589
Oaxaca	2.6	3,986,206
Puebla	3.4	6,131,498
Querétaro	5.5	1,974,436
Quintana Roo	4.7	1,529,877
San Luis Potosí	2.8	2,728,208
Sinaloa	3.8	2,958,691
Sonora	5.1	2,892,464
Tabasco	6.2	2,359,444
Tamaulipas	4.8	3,502,721
Tlaxcala	4.6	1,260,628
Veracruz	3.4	7,985,893
Yucatán	2.6	2,091,513
Zacatecas	4.3	1,563,324

Source: INEGI and Consejo Nacional de Poblacion (National Population Council)

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2014:

Percentage
Services	42.1
Commerce	19.7
Manufacturing	15.8
Agriculture	13.4
Construction	7.6
Other	0.8
Unspecified	0.6

Source: INEGI and National Population Council

Principal Sectors of the Economy

Agriculture

From 2013 to 2014, sugar harvesting levels decreased. The 2013-2014 harvest yielded 6.5 million tons of sugar, as compared to the 7.0 million tons of sugar yielded during the 2012-2013 harvest. The decrease in sugar production during the 2013-2014 sugar harvest cycle was primarily caused by adverse weather conditions. World sugar production has similarly decreased over the past two years, yielding 175.0 million tons during the 2013-2014 sugar harvest cycle.

Financial System

Central Bank and Monetary Policy

At December 31, 2014, Mexico’s M1 money supply was 24.8% greater in real terms than the level at December 31, 2013. The amount of bills and coins held by the public as of December 31, 2014 was 12.5% greater in real terms than at December 31, 2013. In addition, the aggregate amount of checking account deposits denominated in pesos as of December 31, 2014 was 7.8% greater in real terms than on the same date in 2013.

At December 31, 2014, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 10.2% greater in real terms than financial savings at December 31, 2013. Savings generated by Mexican residents as of December 31, 2014 increased by 6.0% and savings generated by non-residents increased by 14.7%, both in real terms, as compared to the same period of 2013.

At February 20, 2015, the monetary base totaled Ps. 1,013.0 billion, a 5.0% nominal decrease from the level of Ps. 1,066.3 billion at December 31, 2014, due to a decrease in the demand for bills and coins.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At February 24, 2015, the IPC stood at 43,922 points, representing a 1.8% increase from the level at December 31, 2014.

Banking Supervision and Support

At December 31, 2014, the total loan portfolio of the banking system was 5.5% greater in real terms than the total loan portfolio at December 31, 2013. According to preliminary figures, at December 31, 2014, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 91.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 2.8%, which represents a slight variation as compared to a ratio of 3.1% at December 31, 2013. The amount of loan loss reserves held by commercial banks at December 31, 2014 totaled Ps. 115.6 billion, as compared to Ps. 127.4 billion at December 31, 2013. As a result, commercial banks had reserves covering 126.7% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2014, Mexico registered a trade deficit of U.S. $2.4 billion, as compared to a trade deficit of U.S. $1.2 billion during 2013. This was caused by a decrease in the surplus of oil products and a deficit reduction in non-oil products. In particular, exports increased or decreased as follows, each as compared to 2013:

•	petroleum exports decreased by 13.2%;

•	non-petroleum exports increased by 7.3%;

•	merchandise exports increased by 4.6%, to U.S. $397.5 billion, as compared to U.S. $380.0 billion in 2013; and

•	exports of manufactured goods (which represented 95.1% of total merchandise exports) increased by 7.2%.

According to preliminary figures, during 2014, total imports increased by 4.9%, to U.S. $400.0 billion, as compared to U.S. $381.2 billion during 2013. This was caused by an increase in the imports of intermediate goods and consumer goods. In particular, imports increased as follows, each as compared to 2013:

•	imports of intermediate goods increased by 6.0%;

•	imports of capital goods increased by 1.5%; and

•	imports of consumer goods increased by 1.7%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2009	2010	2011	2012	2013	2014(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$30,831	$41,693	$56,443	$52,956	$49,493	$42,979
Crude oil	25,614	35,919	49,381	46,852	42,723	36,248
Other	5,217	5,775	7,063	6,103	6,770	6,731
Non-oil products	198,872	256,780	292,990	317,814	330,534	354,556
Agricultural	7,726	8,610	10,310	10,914	11,246	12,204
Mining	1,448	2,424	4,064	4,907	4,714	5,064
Manufactured goods(2)	189,698	245,745	278,617	301,993	314,573	337,289

Total merchandise exports	229,704	298,473	349,433	370,770	380,027	397,535
Merchandise imports (f.o.b.)
Consumer goods	32,828	41,423	51,790	54,272	57,329	58,299
Intermediate goods(2)	170,912	229,812	264,020	277,911	284,823	302,031
Capital goods	30,645	30,247	35,032	38,568	39,057	39,647

Total merchandise imports	234,385	301,482	350,843	370,752	381,210	399,977

Trade balance	$(4,681)	$(3,009)	$(1,410)	$18	$(1,184)	$(2,442)

Average price of Mexican oil mix(3)	$57.40	$72.46	$101.13	$101.96	$98.46	$86.00

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

At February 20, 2015, Banco de México’s international reserves totaled U.S. $195.6 billion, an increase of U.S. $2.6 billion as compared to international reserves at December 31, 2014. At February 20, 2015, Banco de México’s net international assets totaled U.S. $196.4 billion, an increase of U.S. $161.1 million from the amount at December 31, 2014.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (the IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Following this renewal and amendment, the amount available under Mexico’s credit line with the IMF is approximately U.S. $70 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate announced by Banco de México on February 24, 2015 (which took effect on the second business day thereafter) was Ps. 14.9712 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 545.0 billion (including physical investment expenditures by PEMEX) during 2014. This deficit was Ps. 374.2 billion during 2013. The public sector balance registered a deficit of Ps. 412.3 billion (excluding physical investment expenditures by PEMEX) during 2014, as compared to a Ps. 338.6 billion deficit registered during 2013.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 193.3 billion during 2014, 208.5% higher in real terms than during 2013. This decrease was primarily due to a corresponding decrease in the Government’s budgetary balance.

According to preliminary figures, during 2014, public sector budgetary revenues amounted to Ps. 3,983.4 billion in nominal pesos, 0.8% greater in real terms as compared to 2013. In particular, during 2014, revenues have increased or decreased as follows, each in real terms and as compared to 2013:

•	crude oil revenues decreased by 7.5%;

•	non-oil tax revenues increased by 6.1%; and

•	non-tax revenues (as a percentage of total public sector budgetary revenues) increased by 2.8%.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2009-2014, as well as the projected expenditures set forth in the 2015 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, Luz y Fuerza del Centro (LYFC), the Instituto Mexicano del Seguro Social (IMSS) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE).

Public Sector Budgetary Expenditures

	2009	2010	2011	2012	2013	2014(1)	2015 Budget(1)(2)(3)
	(in billions of constant pesos(4))

Budgetary expenditures	3,088.9	3,333.9	3,631.3	3,920.3	4,178.3	4,530.6	4,663.6
Current expenditures	2,482.2	2,673.9	2,927.8	3,178.8	3,302.5	3,633.2	3,820.1
Salaries	462.9	477.6	519.2	564.5	589.1	633.3	692.3
Federal Government	186.0	196.2	207.0	228.2	229.4	245.1	279.4
Public agencies	276.9	281.4	312.2	336.3	359.6	388.2	413.0
PEMEX	83.0	90.3	99.6	106.6	113.8	122.7	133.2
CFE	45.3	48.3	58.3	65.1	70.7	79.4	83.1
LYFC	16.9	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	107.1	115.8	124.9	133.7	142.5	152.2	161.9
ISSSTE	24.6	27.1	29.4	30.9	32.6	33.9	34.7
Interest	262.8	255.8	273.9	305.1	314.6	346.0	401.5
Federal Government	231.3	216.3	240.5	256.9	270.3	291.8	333.0
Public agencies	31.5	39.5	33.4	48.2	44.3	54.2	68.5
PEMEX	26.8	33.4	25.2	38.4	32.6	42.7	54.0
CFE	4.8	6.0	8.2	9.8	11.7	11.5	14.5
LYFC	0.0	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	714.4	762.0	857.5	931.2	992.5	1,108.4	1,194.0
Total	981.4	1,048.1	1,159.2	1,279.4	1,367.8	1,513.1	1,593.2
To public sector	267.0	286.1	301.7	348.2	375.3	404.8	399.3
States’ revenue sharing	375.7	437.3	477.3	494.3	532.5	584.7	607.1
Acquisitions	190.6	216.6	240.9	266.3	270.4	240.0	233.1
Federal Government	17.9	18.7	21.2	20.3	18.4	20.1	23.1
Public agencies	172.6	197.9	219.7	246.0	252.0	219.9	210.0
PEMEX	13.0	11.9	9.7	10.2	8.8	7.9	9.1
CFE	116.8	138.2	153.1	173.9	183.1	151.5	133.1
LYFC	1.4	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	31.7	35.2	39.1	46.0	44.9	48.0	51.5
ISSSTE	9.7	12.6	17.9	15.9	15.2	12.4	16.3
Other current expenditures	475.8	524.6	559.0	617.5	603.4	720.8	692.1
Federal Government	135.7	151.2	168.6	176.3	149.8	198.9	172.8
Public agencies	340.2	373.4	390.4	441.1	453.6	522.0	519.3
PEMEX	41.6	41.4	34.2	35.4	33.7	45.2	31.9
CFE	47.9	48.6	38.4	51.4	36.7	45.2	54.5
LYFC	0.1	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	159.9	181.2	202.1	227.8	246.6	277.7	278.5
ISSSTE	90.7	102.2	115.7	126.5	136.6	154.0	154.5
Capital expenditures	606.6	660.1	703.5	741.5	875.8	897.4	874.5
Federal Government	309.3	349.3	388.8	387.2	502.5	496.6	455.4
Public agencies	297.4	310.8	314.8	354.3	373.3	400.8	419.1
PEMEX	249.6	266.5	266.0	309.9	331.3	356.8	366.4
CFE	31.4	32.1	36.0	34.1	33.8	40.3	43.8
LYFC	3.4	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	5.6	7.5	8.4	8.1	3.2	2.5	5.8
ISSSTE	7.2	4.6	4.4	2.2	4.9	1.2	3.2
Payments due in previous years	—	—	—	—	—	—	(31.1)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Refers to financing cost including interest resources, commissions and public debt expenditure.
(3)	Figures taken from the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal (Federal Expenditure Budget) for the fiscal year 2015, as approved by Congress on November 13, 2014. These figures do not take into account expenditure reductions recently announced by the government on January 30, 2015.
(4)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during 2014, net public sector budgetary expenditures increased by 8.4% in real terms as compared to 2013. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 3.8% in real terms as compared to 2013. During 2014, the financial cost of public sector debt increased by 5.8% in real terms as compared to 2013.

As of December 31, 2014:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 14.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 5.7 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

Public Debt

Internal Public Debt

According to preliminary figures, at December 31, 2014, net internal debt of the Federal Government of Mexico (the “Government”) totaled Ps. 4,324.1 billion, an 11.1% increase in nominal terms as compared to Ps. 3,893.9 billion outstanding at December 31, 2013. This debt figure includes the Ps. 161.5 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 4,810.0 billion according to preliminary figures, a 13.7% increase in nominal terms as compared to the Ps. 4,230.9 billion outstanding at December 31, 2013.

According to preliminary figures, at December 31, 2014, the Government’s gross internal debt totaled Ps. 4,546.6 billion, an 11.9% increase in nominal terms as compared to Ps. 4,063.2 billion outstanding at December 31, 2013. Of the total gross internal debt at December 31, 2014, Ps. 520.8 billion represented short-term debt, as compared to Ps. 480.6 billion at the end of 2013, and Ps. 4,025.8 billion represented long-term debt, as compared to Ps. 3,582.6 billion at the end of 2013. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,049.5 billion at December 31, 2014 according to preliminary figures, a 14.5% increase in nominal terms as compared to Ps. 4,408.9 billion outstanding at December 31, 2013.

According to preliminary figures, at December 31, 2014, the Government’s financing costs on its internal debt totaled Ps. 245.4 billion, or 1.5% of GDP, representing a 10.1% nominal increase as compared to its financing costs of Ps. 222.8 billion, or 1.3% of GDP, during the same period of 2013.

As of December 31, 2014, the average maturity of the Government’s internal debt increased to 8.1 years.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	At December 31,
	2009			2010			2011			2012			2013			2014(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%
Cetes		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9%
Floating Rate Bonds		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1%
Inflation-Linked Bonds		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2%
Fixed Rate Bonds		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5%
STRIPS of Udibonos		—	—		—	—		—	—		1.0	0.0		3.6	0.1		5.1	0.1%
Other(3)		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1%

Total Gross Debt	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100%

Net Debt
Financial Assets(4)		(231.4)			(79.4)			(85.6)			(74.2)			(169.3)			(222.5)

Total Net Debt	Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1

Gross Internal Debt/GDP			21.2%			20.6%			20.5%			22.1%			24.2%			27.1%
Net Internal Debt/GDP			19.3%			20.1%			19.9%			21.6%			23.2%			25.8%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013 and Ps. 161.5 billion for 2014 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at December 31, 2014, outstanding gross public sector external debt totaled U.S. $147.7 billion, an approximate U.S. $13.3 billion increase from the U.S. $134.4 billion outstanding at the end of 2013. Of this amount, U.S. $142.9 billion represented long-term debt and U.S. $4.8 billion represented short-term debt. Net external indebtedness also increased U.S. $14.3 billion during 2014 due to an increase in the indebtedness of the Government and public companies. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 38.2% of nominal GDP, an increase of three percentage points from the end of 2013.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Government’s gross external debt, the Government’s net external debt and the Government’s net debt.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long-Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2009	U.S. $	47,350	U.S. $	41,048	U.S. $	6,202	U.S. $	94,600	U.S. $	1,754	U.S. $	96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666

By Currency(3)

	At December 31,
	2009			2010			2011			2012			2013			2014
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S. $	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S. $	105,836	84.2%	U.S. $	111,647	83.1%	U.S. $	121,927	82.6%
Japanese yen		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4
Pounds sterling		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		401	0.3
Swiss francs		716	0.7		953	0.9		910	0.8		961	0.8		969	0.7		2,848	1.9
Others		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		14,932	11.1		17,432	11.8

Total	U.S. $	96,354	100.0%	U.S. $	110,428	100.0%	U.S. $	116,420	100.0%	U.S. $	125,726	100.0%	U.S. $	134,436	100.0%	U.S. $	147,666	100.0%

Net External Debt of the Public Sector

	At December 31,
	2009		2010		2011		2012		2013		2014
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S. $	91,721.9	U.S. $	104,679.1	U.S. $	113,631.6	U.S. $	121,659.0	U.S. $	130,949.7	U.S. $	145,284.7
Gross External Debt/GDP		9.85%		9.75%		10.43%		10.09%		10.48%		12.00%
Net External Debt/GDP		9.38%		9.24%		10.18%		9.77%		10.21%		11.80%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2014) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Gross External Debt of the Federal Government

	At December 31,
	2009			2010			2011			2012			2013			2014
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S. $	41,578	85.4%	U.S. $	47,869	83.7%	U.S. $	51,704	84.3%	U.S. $	57,465	85.2%	U.S. $	62,285	86.3%	U.S. $	65,127	82.9%
Japanese yen		1,665	3.4%		3,756	6.6%		3,933	6.4%		4,433	6.6%		3,643	5.0%		3,686	4.7%
Swiss francs		242	0.5%		269	0.5%		267	0.5%		—	0.0%		—	0.0%		—	0.0%
Pounds sterling		770	1.6%		746	1.3%		741	1.2%		774	1.1%		789	1.1%		2,302	2.9%
Euros		4,454	9.2%		4,547	9.0%		4,708	7.7%		4,789	7.1%		5,463	7.6%		7,458	9.5%

Total	U.S. $	48,708	100.0%	U.S. $	57,187	100.0%	U.S. $	61,352	100.0%	U.S. $	67,461	100.0%	U.S. $	72,180	100.0%	U.S. $	78,573	100.0%

Net External Debt of the Federal Government

	At December 31,
	2009		2010		2011		2012		2013		2014
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S. $	46,207.8	U.S. $	52,339	U.S. $	59,642.5	U.S. $	66,016.5	U.S. $	69,910.4	U.S. $	77,352.4
Gross External Debt/GDP		4.98%		5.05%		5.50%		5.42%		5.63%		6.40%
Net External Debt/GDP		4.72%		4.62%		5.35%		5.30%		5.45%		6.30%

Net Debt of the Federal Government

	At December 31,
	2009	2010	2011	2012	2013	2014
External Debt	19.63%	18.72%	21.14%	19.70%	19.01%	20.84%
Internal Debt	80.37%	81.28%	78.86%	80.30%	80.99%	79.16%

Recent Securities Offerings

•	On January 23, 2015, Mexico issued U.S. $1.0 billion of its 3.600% Global Notes due 2025 and U.S. $3.0 billion of its 4.600% Global Notes due 2046. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding U.S. dollar-denominated debt securities were allowed to tender those debt securities for cash. The notes were issued under Mexico’s U.S. $110 billion MTN program.